MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

January 3, 2008

Via EDGAR

Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 0-25927

Dear Mr. Walker:

        We have reviewed the additional comment in your letter dated November 20, 2007, with respect to Macatawa Bank Corporation (“Macatawa” or “the Company”). Please find our response to your comment below. For your convenience, we have your comment immediately preceding our response.

10-K for the Period Ended December 31, 2006

Note 17 – Hedging Activities, F-32

1.	We have reviewed your response to comment two of our letter dated September 27, 2007. Please tell us the following concerning your interest rate swaps to hedge the cash flows of certain commercial loans:

•	Please provide us with an example for a specific cash flow hedge of the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk will be assessed. Refer to paragraph 28.a. of SFAS No. 133;
•	Please tell us the designated risk being hedged related to your Prime based interest rate swaps. Refer to paragraph 29(h) of SFAS 133 and DIG G26;
•	Please tell us if you are using critical terms match to assume no effectiveness in the hedging relationship; and
•	If you are using the critical terms match method to assume no effectiveness in the hedging relationship, tell us how you meet the criteria of paragraph 65 if SFAS No. 133 for each hedging relationship and your consideration of DIG G9.

RESPONSE: In response to the first bullet of the comment, the following is a specific example of our hedge strategy:

A portion of the bank’s lending portfolio contains variable rate loans in which the interest rate varies as the prime rate changes, exposing the Bank to the risk of changes in interest cash flows from changes in the prime rate. These particular loans are tied to prime as it is quoted in the Federal Reserve Statistical Release H15. At September 30, 2007 there were $127 million in loans of this type and that also contained no floors, ceilings or other options of any sort. The objective of our hedge strategy is to hedge the risk of changes in interest payment cash flows on this rolling portfolio of loans due to changes in the prime rate.

The hedging instrument we use is an interest rate swap. Following are the specific terms of one of our swaps:
o	Notional amount: $20,000,000
o	Origination date: July 21, 2003
o	Maturity date: July 23, 2008
o	Pay interest: we pay prime, floating with no spread. As of the date of this response our pay rate is 7.25%. Prime is based on the quoted rate in the Federal Reserve Statistical Release H15.
o	Pay rate reset: immediate as prime changes
o	Receive interest: 6.05%, fixed
o	Floors, ceilings or other options: none

Because the interest rate on the hedged loans moves up and down with prime and the pay rate on the swap transaction moves up and down with prime, the correlation between the changes in interest cash flows received on the loans and the settlement payments required by the swap is high. For example, if prime were to decrease by 25 basis points, the receive rate on all of the loans in the pool identified above would immediately decrease by 25 basis points. At the same time, the pay rate on the interest swap would also immediately decrease by 25 basis points. Each of our three interest rate swaps outstanding as of September 30, 2007 are of similar terms to the one noted above. All have a notional amount of $20 million for a total amount of $60 million. The only difference in terms is the fixed receive interest rate, the origination date and the maturity date. Otherwise each swap functions exactly as the one described above.

We assess the effectiveness of our hedge strategy by monitoring whether the critical terms of the hedged assets and the swap arrangements match. At each measurement date, we determine the existing balance and the expected remaining life of the underlying loans of the hedged asset along with our ability to generate additional balances from loans that have critical terms identical to those of the swaps. We compare this expected balance of the hedged asset to the expected notional balance of the swaps over their remaining contractual lives. As long as the expected balance of the hedged asset exceeds the notional amount of the swaps, the changes in future cash flows from the hedged asset are expected to be equal to, and completely offset, the changes in the future cash flows from the swaps.

In response to the second bullet of the comment, as noted above, the designated risk being hedged is changes in interest payment cash flows on a rolling portfolio of loans due to changes in the prime rate, as quoted in Federal Reserve Statistical Release H-15. Both the hedged loans and the interest rate swaps are linked to that same interest rate.

We believe this risk is eligible as a hedged transaction in a cash flow hedge and meets the requirements of SFAS 133, paragraph 29(h)(1) which identifies an allowable risk to be hedged as changes in cash flows related to an asset. In our case the asset is the pool of prime-based loans and the cash flows are the interest payments on that pool of loans.

In the second bullet of the comment there is also reference to DIG G26. We believe that Question 1 of G26 applies to our strategy and confirms our position relative to SFAS 133 paragraph 29(h)(1) as discussed in the previous paragraph. Question 2, however, is not relevant to our hedge strategy as it addresses “interest rate risk” as the object of a hedging strategy. We are not hedging interest rate risk and recognize that prime is not a benchmark interest rate. Further, question 2 appears to contemplate hedging changes in cash flows that are not based on a specifically designated benchmark interest rate with an instrument tied to such a specific rate. While prime rate, as defined for our purposes, is not a benchmark rate, we believe it important to note that the interest rate affecting the cash flows on our hedged loans is the same interest rate that affects the cash flows on our interest rate swap agreements.

In response to the third and fourth bullets of the comment, our measurement of the effectiveness of our swap strategy is accomplished on a quarterly basis as of each reporting date. We monitor whether the critical terms of the hedged assets and the swap arrangements match. We view the critical terms to be as follows:
o	The receive interest rate on the pool of loans versus the pay interest rate on the interest rate swaps. As long as both are tied to the same prime rate and fluctuate immediately with any changes in the prime rate, an effective match of this critical term would be accomplished. Since our pool of loans and our swaps are tied to the same prime rate and both adjust immediately with changes in the prime rate, we have determined we have an effective match of this critical term.
o	Neither the pool of loans nor the swaps can have any built-in floors, ceilings or other options that would affect their cash flows. In our strategy, neither the pool of loans nor the interest rate swaps have floors, ceilings or other options. As a result, we feel we have an effective match relative to this critical term.
o	Finally, the total notional amount of the interest rate swaps must not exceed the total principal amount of the pool of loans being hedged. Following is a discussion of how we evaluate notional amounts versus principal amounts.

At each measurement date, we identify the existing balance of the rolling portfolio of prime-based loans and our ability to maintain this balance over the life of the interest rate swaps. We compare the principal balance of the pool of loans to the notional balance of the swaps. As long as the existing and expected balance of the pool of loans exceeds the notional amount of the swaps, we would determine we have an effective match relative to this critical term.

Since the inception of each swap arrangement, the principal balance of the hedged asset has exceeded the notional amount of outstanding swaps at each measurement date. At each measurement date, we have also concluded that the balance of the pool of loans is expected to exceed the notional amount of the swaps throughout their remaining contract lives. Accordingly, we have concluded that we have an effective match relative to the notional amount versus principal balance critical term. Since all of the critical terms identified in the bullets above match, we have concluded that the swaps have been and are expected to continue to be highly effective under the requirements of SFAS 133, paragraph 65.

The fourth bullet of the comment also refers to DIG G9. The above discussion identifies that we perform an ongoing assessment of effectiveness as required by this implementation issue. These ongoing assessments verify and document that the critical terms have not changed during the period in review, and as a result, continue to match.

During the teleconference that took place between us on Thursday, December 6, 2007, reference was made to DIG G13, and in a follow-up phone call with Dave Irving reference was made to DIG G25. As we indicated during that teleconference, our documented strategy since inception has focused on an evaluation and comparison of the critical terms of the hedged assets and the hedging instruments, as described above. As we indicated, while we closely monitor the pool of eligible loans, both their terms and their principal balance, we have not explicitly monitored their cash flows following the” first-payments-received technique” described by DIGs G13 and G25. However, we do believe our strategy would also be deemed effective under that scenario. Following is a discussion of how our strategy might be evaluated following this implementation guidance.

DIG G13, Question 1 relates closely to our hedge strategy in that it addresses the pooling of loans for hedging purposes and the first-payments-received-technique, but seems to apply only to benchmark rate strategies. DIG G25 takes the concept of DIG G13, Question 1 and applies it to non-benchmark rate strategies.

The cash flow hedge strategy fact pattern discussed in the DIG G25 question and background information is highly analogous to our hedge strategy. The fact pattern in the background section describes hedging the change in cash flows from interest payments resulting from a rolling pool of prime-rate-based loans which require regular interest payments. The entity determines that it will always have at least a certain amount of principal in this pool of loans even though the composition of those loans will likely change due to prepayments, loan sales, defaults, and additional lending. We believe this accurately describes the type of loan pool discussed above in our hedging strategy. The fact pattern goes on to discuss hedging the variability in cash flows from interest receipts on the pool of loans tied to prime using interest rate swaps which are also tied to the prime rate. This is also consistent with the hedge strategy described above in the first paragraph of our response.

DIG G25 identifies several potential causes of ineffectiveness that need to be evaluated and could result in an earnings impact:

One is a situation where the assets’ cash flows are based on a bank’s internal prime rate while the swap rate is based on the prime rate specified in the Federal Reserve Statistical Release H-15. As noted above, our hedged loans and our swaps both adjust immediately to the prime rate specified in the Federal Reserve Statistical Release H-15.

Another potential source of ineffectiveness is margin variability driven by changes in spread over the designated rate. As indicated above, we did not track and measure the first-payments-received on our pool of eligible loans. Further, we did not designate the loans into pools with like spreads. We have tracked and evaluated the sufficiency of the pool in aggregate.

To gauge the potential impact of changes in spread, we performed an analysis of the changes in prime rate versus the change in the weighted average rate of our pool of loans that we hedge against. While our ongoing formal documentation of hedge effectiveness does not include this type of analysis, we thought it would be helpful to offer this information. We tracked prime rate at each quarter end from 12/31/05 through 9/30/07. We also tracked the weighted average interest rate at each quarter end of our pool of prime-based loans with no floors, ceilings or other options over that same time period. We expected we would see a high correlation between the changes in the prime rate from quarter end to quarter end and the changes in the weighted average interest rate of our pool of loans from quarter end to quarter end. The prime rate changed during three quarters within this time period. Following is an analysis of these changes:

o	12/31/05 to 3/31/06 – the prime rate increased by 50 basis points from 7.25% to 7.75%. In that same time period the weighted average rate of our pool of prime-based loans increased by that same 50 basis points from 7.58% to 8.08%.
o	3/31/06 to 6/30/06 – the prime rate increased by 50 basis points from 7.75% to 8.25%. In that same time period the weighted average rate of our pool of prime-based loans increased by 45 basis points from 8.08% to 8.53%.
o	6/30/07 to 9/30/07 – the prime rate decreased by 50 basis points from 8.25% to 7.75%. In that same time period the weighted average rate of our pool of prime-based loans decreased by 47 basis points from 8.16% to 7.69%.

Note that in the last two periods discussed above the weighted average rate of the pool of loans did not move by exactly the same amount of basis points as the change in prime. The reason for this is that the weighted average spread to prime on the pool of loans varied during these quarters. Each loan within the pool adjusted by the full 50 basis points, but the weighted average rate of the whole pool did not because some loans within the pool were replaced with loans at different spreads to prime. Even so, this analysis supports our conclusion that our hedging strategy was highly effective and we do not believe the amount of ineffectiveness that would be determined by a quantitative analysis and recorded would be significant. We expect to continue to refine this analysis approach and monitor it going forward.

We believe the analysis of the concepts outlined by DIG G25 affirms the appropriateness of our hedging strategy and our accounting for it as a cash flow hedge. However, since this particular implementation guidance was not issued until after each of our currently outstanding interest rate swap contracts were executed, the documentation of our hedging strategy and its ongoing effectiveness was prepared and maintained following the then-existing guidance and, as discussed above, centered around assessing and supporting our strategy following a critical terms match methodology.

        In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please do not hesitate to call me at (616) 494-7645.

Very truly yours, MACATAWA BANK CORPORATION /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer